October 2, 2014

RE: Cash offer for your CatchMark (formerly Wells Timberland) investment.

Dear Fellow Shareholder,

You probably know now that CatchMark Timber Trust, Inc.’s (“CTT”) Class B-1 shares have converted into Class A shares which are listed on the New York Stock Exchange (“NYSE”).  However, you still own two more classes of shares (B-2 and B-3) that are not listed and cannot be sold on the stock market at this time.  (Prior to listing its Class A Shares, CTT instituted a 10:1 reverse split and then issued 3 additional classes of stock to shareholders).  CMG will buy any or all of your Class B-2 or B-3 Shares for the following prices:

Class B-2 Shares	$10.00 per Share
Class B-3 Shares	$8.00 per Share

The REIT’s Class A Shares are trading on the NYSE, and have traded from $10.87-$14.40 since being listed at $13.50 per Share, and closed at $10.68 on October 1, 2014, respectively.  Please note: our offer expires on November 6, 2014, and if you wish to accept it, you need to return the enclosed form from your broker or let your brokerage firm know you wish to participate prior to that date.  Please note that there is a separate acceptance form for each of the 2 Classes of shares, and you will need to return the acceptance form provided for each Class that you wish to sell.

While CTT’s Class A stock is now listed and trading, 50% of your shares (the B-2 and B-3 Classes) are not.  The remaining Class B Shares will convert to Class A Shares on December 12, 2014, and June 12, 2015, respectively.  Thus, Class B-2 and B-3 have increasing market risk due to their increasing illiquidity, respectively, resulting in the different prices.  The future trading price of the Class A Shares at the time of the conversion of the Class B Shares, of course, is unknowable.  Although at a discount relative to the current market price of the Class A shares, our offer provides you with the option of getting cash now, and eliminating the risk of a lower market price at the time of conversion.  Concerning your two Classes of B Shares, if your Shares are not held in a brokerage account at the time of conversion, then on or after each future conversion date you would need to first follow a transfer process to deposit the Class A Shares into a brokerage account before they can be sold.  Alternatively, with our offer, you can instruct your brokerage firm and sell any or all of your Class B-2 and/or B-3 Shares now, upon the terms of our offer.

If you wish to accept our cash offer, complete the cover page acceptance form from your brokerage firm that accompanied this letter, letting them know you wish to sell your Shares (or, if just some of your Shares or some of the Classes, so indicate). Please note that there is a separate acceptance form for each of the 2 Classes of shares, and you will need to return the acceptance form provided for each Class that you wish to sell. Once the Offer expires, funds will be wired into your account within 3 business days of our receiving instructions that the transfer of Shares has occurred, which usually occurs promptly after the Expiration Date.  There are no financing contingencies with this offer. Please carefully read the Offer posted on our website (www.cmginvestments.com/CTT.pdf), or on the SEC’s EDGAR website, or a copy of it can be delivered to you for free by contacting us.  If you have questions concerning the terms of the offer, you can reach us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must complete and return to your broker the acceptance form (one form for each Class) provided by them no later than the deadline indicated if you wish to take advantage of this offer.

Should you choose to accept our offer, simply complete and sign the form provided by your brokerage firm that accompanied this letter and return it to your broker. You will receive your proceeds via wire transfer promptly following the transfer of Shares.  CMG is not affiliated with CatchMark Timber or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 200,000 Shares of each B Class, or 6.3% of each Class B-2 and B-3 shares outstanding, and will expire at 5:00 P.M. PST on November 6, 2014. Shortly, you should receive a letter from CatchMark Timber regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from CatchMark Timber or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including, but not limited to the following:

•           Our offer price was determined by applying a discount to the recent trading price of CTT’s Class A Shares, although we cannot attest to the validity of using such a method for these purposes.  Whether or not our method of valuation is appropriate, we believe that the company’s shares are or will be worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares’ potential value upon conversion to listed shares or upon a sale of the Class A shares.  If the market price of the Class A Shares remained at or above the current market Price at the time of the future conversion dates, then Shareholders who retain their Shares would receive a higher price by selling the A Shares at that future date, as compared to our offer price.

•           Any and all dividends paid or payable to you by the company on or after November 6, 2014, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.